Holly Corporation
2828 N. Harwood Street, Suite 1300
Dallas, Texas 75201
May 20, 2011
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. H. Roger Schwall, Assistant Director
Holly Corporation
Registration Statement on Form S-4 (File No. 333-172978)
Dear Mr. Schwall:
               Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Holly Corporation (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, becomes effective under the Securities Act by 5:30 p.m., eastern time, on May 23, 2011, or as soon thereafter as practicable.
               The Company hereby affirms that it is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as it relates to the proposed offering of the securities specified in the Registration Statement. In connection with the foregoing request, the Company further acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Please contact the Company’s counsel, Alan J. Bogdanow at (214) 220-7857 or Christopher R. Rowley at (214) 220-7972, with any questions you may have concerning this request. In addition, it would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Mr. Bogdanow or Mr. Rowley, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely, Holly Corporation
By	/s/ Denise C. McWatters
Name:	Denise C. McWatters
Title:	Vice President, General Counsel and Secretary